UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 30, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 33.3.0032463-1

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of TIM S.A. (“Company”) are called upon, as set forth in Section 124 of Law No. 6,404/1976, to attend the Company’s Extraordinary Shareholders’ Meeting, to be held exclusively in person on November 30th, 2026, at 2:30 pm, at Avenida João Cabral de Mello Neto, nº 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

(1) To resolve on the proposed incorporation (“Incorporation”) of the Company’s wholly-owned subsidiary, I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. (“Incorporated Company”), into the Company, and, therefore, examine, discuss and resolve on: (1.1) the approval of the “Protocol and Justification of Incorporation of I-Systems Soluções de Infraestrutura S.A. into TIM S.A.” (“Protocol”), entered into on October 30th, 2026, by the management of the Company and the Incorporated Company, which establishes the terms and conditions of the Incorporation proposal; (1.2) the ratification of the appointment and hiring of APSIS Consultoria e Avaliações Ltda. (“Appraisal Firm”), a specialized company responsible for preparing the appraisal report of the Incorporated Company’s net equity (“Appraisal Report”); (1.3) the approval of the Appraisal Report; (1.4) the approval of the Incorporation, under the terms of the Protocol and subject to the satisfaction of the condition precedent established therein; and (1.5) the authorization for the performance, by the officers and attorneys-in-fact of the Company, of all necessary measures for the consummation of the Incorporation, under the terms of the Protocol; and

(2) To resolve on the amendment and restatement of the Company’s By-laws.

General Instructions:

1.      All documents and information regarding the subjects to be analyzed and resolved on at the Extraordinary Shareholders’ Meeting are at the Shareholders’ disposal at the Company’s head office, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov.

2.      The Extraordinary Shareholders’ Meeting will be held exclusively in person, in accordance with the practice adopted by the Company in its meetings, with a view to ensuring full engagement, transparency and effectiveness in the resolutions. In this context, shareholders may participate in person or through a duly constituted proxy, according to the provisions of Section 126 of Law No. 6,404/1976 and of §§ 1 and 2 of Section 12 of the Company's By-laws, as well as by distance voting ballot, in accordance with the detailed guidelines below:

a.	In-person: It is recommended that the Shareholder who chooses to participate in person indicate their intention by sending, by e-mail to ri@timbrasil.com.br, a copy of an identification document (identification card and CPF number) no later than 2 (two) business days before the Meeting;

b.	By proxy: It is recommended that the Shareholder to be represented at the Shareholders’ Meeting send, by e-mail to ri@timbrasil.com.br, no later than 2 (two) business days prior to the Meeting, the applicable supporting documentation:

Natural person:

i.	A power of attorney with specific powers, signed in one's own hand, with a notarized signature, or electronically, using ICP-Brasil certification; and
ii.	Identity card and CPF number of the proxy.

Legal Entity:

(i)	Power of attorney with specific powers, signed by the individual, with a notarized signature, or electronically, using ICP-Brasil certification;
(ii)	Last bylaws or consolidated articles of association and corporate documents proving the legal representation of the legal entity shareholder or, if an investment fund, the bylaws or consolidated articles of association of its administrator or manager, as the case may be, the corporate documents proving the administrator's or manager's powers of representation and the investment fund's current regulations; and
(iii)	Identity card and CPF number of the proxy.

Representative of Corporate Shareholder/Investment Fund:

(i)	Last bylaws or consolidated articles of association and corporate documents proving the legal representation of the legal entity shareholder or, if an investment fund, the bylaws or consolidated articles of association of its administrator or manager, as the case may be, the corporate documents proving the administrator's or manager's powers of representation and the current regulations of the investment fund; and

(ii)	Identity card and CPF number of the legal representative.

c.	By distance voting ballot: The Shareholder that, pursuant to CVM Resolution No. 81/2022, chooses to participate by distance voting ballot, shall send the instructions for filing the form to its respective custodian agents, the central depositary or the depositary institution of the Company’s shares, or shall send the form directly to the Company, as further detailed in the Participation Manual, by e-mail to ri@timbrasil.com.br, or to the address indicated below, and, in any case, the ballot must be received up to four (4) days prior to the Shareholders’ Meeting, that is, by November 26th, 2026.

3.      The distance voting ballot is available at www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov.

4.      The documents mentioned herein, when sent physically, must be forwarded as follows: TIM S.A., attention to the Investor Relations Officer, Mr. Vicente De Moraes Ferreira, at Avenida João Cabral de Mello Neto, 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

5.      Any queries regarding this Call Notice may be sent to the Investor Relations Department by e-mail to ri@timbrasil.com.br.

Rio de Janeiro (RJ), October 30th, 2026.

Adrian Calaza

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 30, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer